Exhibit 99.3

[SEAL]	No. S125864
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE

BUSINESS CORPORATIONS ACT S.B.C. 2002, c. 57, AS AMENDED

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
TELUS CORPORATION
AND ITS NON-VOTING SHAREHOLDERS

TELUS CORPORATION

Petitioner

ORDER

BEFORE	) ) )	THE HONOURABLE MADAM JUSTICE FITZPATRICK	) ) )	18/Dec/2012
))
))
))

ON THE PETITION of TELUS Corporation (“TELUS”) dated August 21, 2012 (the “TELUS Petition”) and the appeals of Mason Capital Management LLC (“Mason”) dated October 19, 2012 from the judgments of Master Muir on October 15, 2012 and October 17, 2012 (the “Mason Appeals”), coming for hearing at 800 Smithe Street, Vancouver, British Columbia on November 7 to 9, 2012, and on hearing G.K. Macintosh, Q.C., R.S. Anderson, Q.C., O. Pasparakis, and E. Miller, counsel for TELUS and I.G. Nathanson, Q.C., S.R. Schachter, Q.C. and G.B. Gomery, Q.C., counsel for Mason, and on no one else appearing although notice was duly given in accordance with the Order of Master Scarth pronounced August 21, 2012, AND JUDGMENT BEING RESERVED TO THIS DATE;

AND UPON BEING ADVISED that it is the intention of TELUS to rely on this Honourable Court’s approval of the Arrangement referenced in this Order, including the declaration that the Arrangement referenced in this Order is fair and reasonable, as the basis for a claim to an exemption from the registration requirements of the United States Securities Act of 1933, as exemption from the registration requirements of the United States Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof, with respect to the issuance of common shares of TELUS issuable to TELUS Shareholders pursuant to the Arrangement referenced in this Order.

THIS COURT DECLARES THAT:

1.                                 The Arrangement provided for in the Plan of Arrangement attached as Appendix “D” to the TELUS Information Circular dated August 30, 2012 (the “Plan of Arrangement”), including the terms and conditions thereof and the issuances and exchanges of securities contemplated therein, is procedurally and substantively fair and reasonable to those affected by it, including TELUS and its Securityholders; and

2.                                 Upon the implementation of the Arrangement provided for in the Plan of Arrangement, the Arrangement shall be binding upon TELUS, its Non-Voting Shareholders and its Option Holders.

THIS COURT ORDERS THAT:

3.                                 The Arrangement provided for in the Plan of Arrangement be and the same is hereby approved pursuant to Section 291 of the Business Corporations Act, S.B.C. 2002, c. 57, as amended;

4.                                 TELUS shall be entitled at any time to seek leave to vary this Order, to seek the advice and direction of this Court as to the implementation of the Order, or to apply for such other Order or Orders as may be appropriate;

5.                                 This Order and any efforts of TELUS to implement the Arrangement provided for in the Plan of Arrangement shall be stayed for a period of five business days;

6.                                 The Mason Appeals are dismissed; and

7.                                 Costs of the proceeding to TELUS.

By the Court

Approvals Attached	Registrar

S125864

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT.

/s/ Robert S. Anderson
Signature of

☐ Party

☒ Lawyer for TELUS

Robert S. Anderson, Q.C.

/s/ Geoffrey B. Gomery
Signature of

☐ Party

☒ Lawyer for Mason

Geoffrey B. Gomery, Q.C.

By the Court
Digitally signed by Berg,
Digitally signed by	Mellani
Fitzpatrick, J	Registrar

Certified a true copy according to the records of the Supreme Court at Vancouver, B.C.

This 28 day of Jan 2013

/s/ Tom Hockley
Authorized signing Officer

No. S125864

Vancouver Registry

IN THE SUPREME
COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE
BUSINESS CORPORATIONS ACT S.B.C. 2002, c. 57, AS AMENDED

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
TELUS CORPORATION
AND ITS NON-VOTING SHAREHOLDERS

TELUS CORPORATION

Petitioner

ORDER

ECM/	File no.: 17316-289

FARRIS, VAUGHAN, WILLS & MURPHY LLP
Barristers & Solicitors
2500 — 700 West Georgia Street
Vancouver, B.C. V7Y 1B3

Telephone: (604) 684-9151